June 12, 2025

Luk Siu Fung Mark
Vice Chairman and Executive Director
RIKU DINING GROUP Ltd
46/F, Lee Garden One, 33 Hysan Avenue
Causeway Bay, K3

       Re: RIKU DINING GROUP Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 2, 2025
           CIK No. 0002058976
Dear Luk Siu Fung Mark:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2025 letter.

Amendment No. 2 to Draft Registration Statement submitted on June 2, 2025 Cover page

1. We note your revised disclosure, which now states that your "subsidiaries and business operations are not subject to the specific laws and regulations adopted by the
       PRC, as they exclude Hong Kong and Macau." Your reference to "they exclude" is unclear. Revise here and elsewhere relevant, including on pages 9, 32, Alt-14, and
       Alt-19, to clarify. In this regard, we note your disclosure throughout the draft registration statement, stating, among other things, that "due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and
 June 12, 2025
Page 2

       may influence such operations at any time."
       Please contact Eddie Kim at 202-551-8713 or Mara Ransom at 202-551-3264 if you have any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Janeane Ferrari